VIA EDGAR

October 11, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Attn: Tabitha Akins and Mary Mast

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 9, 2012 regarding the above captioned filings. Below is the response of BioDelivery Sciences International, Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s oral comments. The Staff’s oral comments were provided in response to the Company’s letter to the Staff, dated September 14, 2012. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold type, followed by the Company’s responses.

As discussed telephonically with the Staff, since certain information (particularly with regard to milestones) provided in support of our response herein has previously been granted confidential treatment by the Staff, we will provide Exhibit A to this response supplementally to the Staff for its confidential review and provide only this response letter and Exhibit B electronically via EDGAR.

As an overall response, the Company believes that: (i) its License and Development Agreement (the “Agreement”) with Endo Pharmaceuticals, Inc. (“Endo”) is a multi-deliverable arrangement under ASC Topic 605 and (ii) one of the multi-deliverable features of the Agreement is a license with stand-alone value under ASC 605-25-25-5a. As such, and as further described below, the Company respectfully submits that its revenue recognition treatment for the payments received from Endo as described in the above referenced Company filings is appropriate, subject to additional clarifying disclosures that the Company proposes to include in future filings with the Commission as set forth below.

1.	With respect to your response to our prior comment number 1, please address the following:

•

Please tell us why you do not feel that your agreement with Endo is a multiple element arrangement. In this respect, there appears to be a license granted by the company, research and development services, milestones and joint committee obligations. If you conclude that the agreement is a multiple element arrangement, please address the first two bullets of our prior comment letter.

As indicated above, the Company initially evaluated the significant deliverables of the arrangement memorialized in the Agreement and considered the appropriate revenue treatment for each of those deliverables. Although the Company performed its initial evaluation at inception of the arrangement, applied subsequently with respect to the upfront payment of $30 million received in January 2012 and $15 million milestone received in May 2012, the Company acknowledges that the disclosures contained in the above referenced filings did not clearly describe this fact. As the Staff is aware, the use of milestone revenue recognition is fairly new and, as a result, and based on discussions with the Staff, the Company believes that, although its revenue recognition policies and related accounting treatments for this arrangement are correct, additional disclosure is required to clearly describe the Company’s initial evaluation of the Agreement as a multi-deliverable arrangement as well as the Company’s consideration of the appropriate revenue recognition considerations to determine with respect to each significant deliverable the manner and timing of revenue associated with such deliverables.

As such, upon reevaluating its disclosures, the Company plans to indicate in future filings that the arrangement set forth in the Agreement is both: (i) a multi-deliverable arrangement and (ii) an arrangement containing a stand-alone value license. Please see Exhibit B for proposed new disclosures. The Company believes that this is the appropriate manner in which to view the Agreement and notes that ASC Topic 605 does not preclude separate accounting treatment for distinct parts of a multi-deliverable arrangement.

Further to the Staff’s request for an analysis that the license set forth in the Agreement is a stand-alone recognizable item within a multi-deliverable arrangement that meets the criteria of ASC 605-25-25-5a, such ASC sets forth the following criteria: “The delivered item or items have value to the customer on a stand-alone basis. The item or items will have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).”

Applying the criteria noted above to the Agreement, upon entering into the Agreement in January 2012, the Company delivered a license to its BEMA drug delivery technology applied to a specific drug (namely, the narcotic buprenorphine) for a specific indication (namely, moderate to severe chronic pain), resulting in the product BEMA Buprenorphine. The Company also transferred to Endo ownership of a key asset - the Investigational New Drug Application (“IND”) related to this product, meaning, among other things, that Endo became the sole voice in communicating on an ongoing basis with the FDA regarding the subject product. Significant value was therefore transferred to Endo. The Company’s costs in the development of this product, including conducting its own Phase 3 trial, spanned multiple years and were approximately $34.2 million for the period 2009-2011 alone (which is in addition to funds expended prior to such period). Importantly, pursuant to the Agreement and as described in further detail below, once these deliveries were made, Endo received full control over the development and commercial exploitation of the subject product, with a right to sublicense without the Company’s consent. Therefore, the $30 million upfront payment represents not only the value of the resources deployed by the Company in the development of the product prior to the transfer of the license to Endo, but the risk-adjusted value of the license to Endo on a stand-alone basis based on lengthy, detailed arm’s length negotiations between the Company and Endo. This makes the Endo arrangement different than the Company’s previous arrangement with Meda AB for a different product - the delivered license and IND were all that Endo needed from the Company to pursue development and future regulatory approval, and ultimate commercial exploitation, of the subject product. As such, under ASC 605-25-25-5a, the Company submits that: (i) the items delivered to Endo had value to Endo on a stand-alone basis and (ii) such items could be resold (sublicensed in this case, as described in the Agreement) by Endo on a stand-alone basis, and, therefore, full recognition of the $30 million upfront payment is appropriate.

In response to the Staff’s request for an analysis showing the deliverables under the Agreement, please see Exhibit A. In addition, the Company’s proposed future additional and more complete disclosure reflecting the foregoing is attached as Exhibit B for the Staff’s review.

•

You appear to indicate that the $30 million upfront payment that you recognized at the date the arrangement was entered into is considered a substantive milestone. Please tell us how the payment meets the definition of substantive milestone under ASC 605-28-25-2 and 605-28-20. The ASC indicates that one characteristic of a milestone is that there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved.

Further to the Company’s reassessment of its disclosures relating to the $30 million upfront payment from Endo as detailed above, the Company believes that this payment is properly characterized as a stand-alone value license fee and not as a substantive milestone. Therefore, the Company submits that full recognition of such fee in the period it is received is appropriate.

•

Please tell us what consideration was given to your participation on the joint commercial and development committees pursuant to Article 2 of the agreement filed as Exhibit 10.1 to your Form 8-K dated January 5, 2012 in determining when the upfront payment under such agreement should be recognized.

Consistent with the Company’s overall position that the Agreement contains a license with stand-alone value, the Staff is advised that the primary purpose of the Joint Commercialization Committee (“JCC”) and Joint Development Committee (“JDC”) is for the Company to have visibility and insight into the clinical and commercial development of the subject product. However, and notwithstanding the parties agreements to cooperate and share information and ideas, such cooperation is not, from an accounting analysis perspective, a necessary condition of Endo’s ability to further the development of the subject product; meaning that such development can be undertaken absent the Company’s involvement.

This point is made very clear in Section 2.3 of the Agreement, which provides that in the case of disagreements between the Company and Endo, “… Endo shall have authority to make a final decision with respect to all issues properly before the JDC or JCC.” Additionally, Section 2.4(c) of the Agreement provides that the Company may dissolve or terminate its involvement in these committees, but does not provide that any such dissolution would impact the subject license or any of Endo’s rights to develop and commercialize the subject product. In fact, in such an event, the Agreement provides that all of the

Company’s powers and duties under such committees would be assumed by Endo. In addition, in the event that the Company were to exercise its committee opt out rights, no reduction or rebate of the original license fee or of any milestone payment would be required under the Agreement. Company management considered these facts in determining when the upfront payment under the Agreement should be recognized.

•

Please tell us what consideration was given to your obligations under the development plan pursuant to Article 3 of the agreement in determining when the upfront payment should be recognized. Also, please tell us if you are being reimbursed by Endo for research and development services.

In a similar fashion to the committees provided for in Article 2 of the Agreement, the development plan and the contractual mechanics related thereto are put in place to provide the Company with reasonable visibility and insight into Endo’s development of the subject product. Broadly speaking, the Company maintains no approval rights with respect to such plan, and the rights afforded it by Endo were negotiated by the Company to allow the Company solely to have access to information and to thus gain assurances that the development process undertaken by Endo is ongoing. However, Section 3.2 of the Agreement provides that “[t]he final determination as to what changes and/or revisions shall be made to any Development Plan shall be made by the JDC and will be subject to the provisions of Section 2.3 in the case of any deadlock among the members of the JDC.” In light of the Company’s response above, this effectively means that Endo has final control over all aspects of the development plan.

It should be noted that although the Company maintains responsibility under the Agreement for conducting (and paying for) pivotal clinical trials for the subject product and overseeing the manufacturing of clinical supplies for such trials, the absolute control over these trials and the manufacture of clinical supplies lies with Endo. For example, in Section 3.3(a) of the Agreement, the Company is tasked with the primary responsibility for implementing these trials, but Endo has approval over all contractors retained by the Company to conduct such trials (the Company itself does not have the personnel or resources to conduct the trials by itself). Similarly, Endo must approve subcontractors engaged to manufacture clinical trial supplies or to work on any other aspect of the clinical trial program. Moreover, once such trials are completed, Endo is solely responsible for obtaining regulatory approvals and all future activities relating to the subject product. For example, see Section 3.3(d) of the Agreement, which provides that “Endo shall use Commercially Reasonable Efforts to implement such a Development Plan substantially in accordance with its terms.” It is noteworthy that the Company is not tasked with these rights, powers or obligations.

Separately, it should also be noted that, among other aspects of the Agreement demonstrating Endo’s control:

1. The Company has transferred to Endo all rights to regulatory submissions for the subject product (namely the IND as described above). See Article 4 of the Agreement. As of the date of the Agreement, Endo has sole responsibility for such regulatory submissions and future related regulatory submissions.

2. The Company is not afforded the same rights of visibility and insight as described above into Endo’s activities in territories outside of the U.S.

3. Endo can undertake sublicenses without the consent of the Company. See Section 8.4 of the Agreement and related analysis above relating to ASC 605-25-25-5a.

4. Endo is responsible for manufacturing commercial supplies of the subject product. See Section 5.2(b) of the Agreement.

5. Endo has sole control over any action or proceeding, or entering into any settlement or voluntary disposition, with respect to any alleged or threatened infringement of any intellectual property which is subject to the license. See 9.4(b) of the Agreement.

6. Endo makes all decisions regarding any recall of products. See Section 4.6 of the Agreement.

The Company submits that these specifically negotiated elements of the Agreement (as well as the information provided on Exhibit A hereto) fully support the Company’s position that: (i) the upfront payment made to the Company under the Agreement is properly recorded as a stand-alone license fee under the applicable accounting literature and (ii) milestone payments recognized so far under the terms of the Agreement have also been appropriately accounted for in accordance with the relevant accounting standards.

•	Please provide proposed revisions to your disclosure disaggregating the substantive milestones by pre-defined intellectual property, clinical development and regulatory events.

Please see Exhibit B for the proposed disclosure in response to the Staff’s comment.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing responses and the attached information. Should you have any questions concerning the foregoing responses, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

Attachments

cc:	William B. Stone, Chairman, Audit Committee
Mark A. Sirgo, Pharm.D.
Cherry, Bekaert & Holland, L.L.P.

Exhibit A

Payment Analysis

[attached hereto]

Exhibit B

Proposed Future Disclosures

NOTE: The bold and underlined text will be added to the following footnote in future filings. The following is Footnote 4 to the Company’s Form 10-Q for the period ending June 30, 2012, and corresponding changes would be included in future Form 10-K filings.

4.	Endo License and Development Agreement:

On January 5, 2012, the Company, Arius and Arius Two, entered into a definitive License and Development Agreement with Endo (the “Endo Agreement”), pursuant to which the Company, Arius and Arius Two agreed to grant Endo an exclusive commercial world-wide license to develop, manufacture, market and sell the Company’s BEMA® Buprenorphine product and to complete U.S. development of such products for purposes of seeking FDA approval.

Pursuant to the Endo Agreement, the Company is responsible for the completion of all clinical trials regarding BEMA® Buprenorphine necessary to submit a New Drug Application (“NDA”) to the FDA in order to obtain approval of BEMA® Buprenorphine in the U.S., pursuant to a development plan set forth in the Endo Agreement (as it may be amended pursuant to the Endo Agreement). The Company is responsible for all development activities through the filing of the NDA in the U.S., while Endo is responsible for the development following the NDA submission as well as the manufacturing, distribution, marketing and sales of BEMA® Buprenorphine on a worldwide basis. In addition, Endo is responsible for all filings required in order to obtain regulatory approval of BEMA® Buprenorphine. Notwithstanding the Company’s rights and contractual responsibilities under the Endo Agreement, Endo has ultimate control over all aspects of the clinical and commercial development of BEMA® Buprenorphine.

Pursuant to the Endo Agreement, the Company has received or will receive the following payments (some portion(s) of which will be utilized by the Company to support its development obligations under the Endo Agreement with respect to the product):

•	$30 million non-refundable upfront payment by January 19, 2012 (received January 17, 2012);

•

up to an aggregate of $95 million in six separate potential milestone payments based on the following pre-defined events: (i) intellectual property (two milestones aggregating $35 million in potential milestone payments, including $15 million upon issuance of a certain patent covering the product which was received May 2012), (ii) clinical development (two milestones aggregating $20 million in potential milestone payments) and (iii) regulatory events (two milestones aggregating $40 million in potential milestone payments); and

•	up to an aggregate of $55 million based on the achievement of four separate potential sales milestones.

One of the intellectual property milestone payments is subject to certain other conditions, adjustments and qualifications set forth in the Endo Agreement.

The Company has, in accordance with GAAP, assessed its arrangement with Endo and the Company’s deliverables thereunder at inception to determine if such deliverables are considered separate units of accounting at the inception or upon delivery of the items required in the arrangements. The assessment requires subjective analysis and requires management to make judgments, estimates and assumptions about whether deliverables within multiple-element arrangements are separable and, if so, to determine the fair value to be allocated to each unit of accounting.

At the inception of the Endo arrangement and in accordance with the revenue recognition criteria under ASC Topic 605 (and specifically ASC 605-25-25), the Company determined that: (i) the Endo Agreement is a multi-deliverable arrangement under ASC Topic 605 and (ii) one of the multi-deliverable features is a license with stand-alone value under ASC 605-25-25-5a. This determination included an analysis of the Company’s performance to achieve the $30 million upfront payment and for each milestone, the enhancement of value of the delivered items, the timing of performance related to the milestone, and the reasonability of the milestone relative to all the deliverables and payment terms.

In such analysis, it was determined that the license to Endo had stand-alone value under ASC 605-25-25-5a as a result of the transfer of the license, ownership of the subject Investigational New Drug Application, certain know-how and certain patents rights to Endo. Accordingly, the upfront payment of $30 million was recognized upon receipt. Such analysis of the fair value of the license fee was based on the income approach as defined in ASC 820-10.35-32, the Company’s negotiations with Endo and other factors, and was further based on management’s estimates and assumptions which included consideration of how a market participant would use the license, estimated market opportunity and market shares, and assumed royalty rates that would be paid for sales of products relying on the license. Also considered were entity specific assumptions regarding the results of clinical trials, the likelihood of FDA approval of the subject product and the likelihood of commercialization based in part on the Company’s prior agreements with the BEMA® technology. There were no other deliverables due in connection with the license, except documentation of the satisfaction of a $2.0 million remaining obligation in connection with the previous purchase by the Company of the BEMA® technology, which was paid concurrently with the execution of the Agreement, thus satisfying such condition.

In addition to the milestone payments set forth above, the Company is also entitled to receive a tiered, mid- to upper-teen royalty on net sales of BEMA® Buprenorphine in the United States and a mid- to high-single digit royalty on net sales of BEMA® Buprenorphine outside the United States, which royalty payments are subject to certain restrictions and adjustment features.

The term of the Endo Agreement shall last, on a country-by-country basis, until the later of: (i) 10 years from the date of the first commercial sale of BEMA® Buprenorphine in a particular country or (ii) the date on which the last valid claim of the Company’s patents covering BEMA® Buprenorphine in a particular country has expired or been invalidated. The Endo Agreement shall be subject to termination: (i) by Endo, at any time, upon a specific amount of prior written notice to the Company, (ii) by Endo and the Company upon their mutual written agreement, (iii) by either party upon a material default or breach of the Endo Agreement and such default or breach is not cured within a specified timeframe, (iv) the voluntary or involuntary bankruptcy of either party or (v) by the Company if Endo does not meet certain diligence obligations outside of the United States.

On February 16, 2012, the Company announced that the U.S. Patent and Trademark Office (“USPTO”) issued a Notice of Allowance regarding the Company’s patent application (No. 13/184306), which patent will extend the exclusivity of the BEMA® drug delivery technology for its BEMA® Buprenorphine and BEMA® Buprenorphine/Naloxone products from 2020 to 2027. In April 17, 2012, the Company announced that this patent was granted. As a result, pursuant to the Endo Agreement, the Company received a milestone payment from Endo in the amount of $15 million in May 2012. The $15.0 million payment received in May 2012 meets the criteria for recognition under ASC Topic 605-25-25-5a.